

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Eliot Forster
CEO
F-star Therapeutics, Inc.
Eddeva B920 Babraham Research Campus
Cambridge, United Kingdom CB22 3AT

>   **Re: F-star Therapeutics, Inc.**
>   **Form 10-K for the year ended December 31, 2021**
>   **File Number 1-37718**

Dear Mr. Forster:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences